++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+    The information in this preliminary prospectus supplement is not complete +
+                             and may be changed.                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-72899

                 Subject to Completion. Dated January 12, 2001.
           Prospectus Supplement to Prospectus dated August 24, 2000.

[LOGO OF REGENCY CENTERS APPEARS HERE]
                                  $

                             Regency Centers, L.P.

                                % Notes due      ,
           Guaranteed as to the Payment of Principal and Interest by
                           Regency Realty Corporation

                                  -----------

  Regency Centers will pay interest on the notes on       and       of each
year. The first such payment will be made on       , 2001. The notes will be
issued only in denominations of $1,000 and even multiples of $1,000.

  Regency Centers has the option to redeem some or all of the notes at any time at a redemp-tion price equal to the principal amount of the notes to be redeemed plus a make-whole amount. The make-whole amount will be equal to the excess of (1) the present value of the notes being redeemed and of the interest Regency Centers would have paid on the notes being redeemed over (2) the aggregate principal amount of notes being redeemed, determined using a discount rate of 0.25% plus the average of the most recently published treasury rates for the maturity comparable to the notes being redeemed.

  Regency Realty Corporation guarantees the payment of principal and interest on the notes.

  See "Risk Factors" beginning on page 2 of the accompanying prospectus for a discussion of material risks that you should consider before buying the notes.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                          Per Note Total
                                                          -------- -----
Initial public offering price............................       %  $
Underwriting discount....................................       %  $
Proceeds, before expenses, to Regency Centers............       %  $

  The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from January , 2001 and must be paid by the purchaser if the notes are delivered after January , 2001.

                                  -----------

  The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on January , 2001.

Goldman, Sachs & Co.
     Credit Suisse First Boston
           First Union Securities, Inc.
                 J.P. Morgan & Co.
                       Morgan Stanley Dean Witter
                             PNC Capital Markets, Inc.
                                                       Wachovia Securities, Inc.

                                  -----------

                  Prospectus Supplement dated January  , 2001.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    The statements contained in this prospectus supplement and the accompanying prospectus that are not historical facts are forward-looking statements and, with respect to Regency Realty, within Section 27A of the Securities Act and
Section 21E of the Exchange Act. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Regency Realty operates, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "should" and similar expressions are intended to identify forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including those identified under the caption "Risk Factors" in the accompanying prospectus, that may cause actual results to be materially different from any future results expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement.

                               PROSPECTUS SUMMARY

                       Regency Centers and Regency Realty

    We are a limited partnership which acquires, owns, develops and manages grocery-anchored shopping centers in targeted markets in the United States. We are the primary entity through which Regency Realty, our general partner and 97% owner, owns and operates its properties. Regency Realty will unconditionally guarantee the payment of principal and interest on the notes. Regency Realty is a real estate investment trust whose common stock is traded on the New York Stock Exchange. Our executive offices are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202 and our telephone number is (904) 356-7000.

                             Summary Financial Data

    The following table sets forth summary financial data on an historical basis for Regency Centers for the three years ended December 31, 1999 and the nine months ended September 30, 2000. This information should be read in conjunction with our historical financial statements incorporated by reference in this prospectus supplement. The historical summary financial data for Regency Centers have been derived from our audited financial statements.

                                                                   Nine Months
                                     Year Ended December 31,          Ended
                                    ----------------------------  September 30,
                                      1997      1998      1999        2000
                                    --------  --------  --------  -------------
                                                                   (Unaudited)
                                     (Amounts in thousands, except per unit
                                                     data)
Operating Data:
Revenues:
  Rental revenues.................. $ 69,748  $108,586  $260,792    $228,587
  Service operations revenues......    8,448    11,863    18,239      15,388
  Equity in income of investments
   in real estate partnerships.....       33       946     4,688       2,865
                                    --------  --------  --------    --------
    Total revenues.................   78,229   121,395   283,719     246,840
                                    --------  --------  --------    --------
Operating expenses:
  Operating, maintenance and real
   estate taxes....................   17,755    25,078    62,973      55,180
  General and administrative.......    9,964    15,064    19,747      15,003
  Depreciation and amortization....   12,401    20,653    44,891      40,117
                                    --------  --------  --------    --------
    Total operating expenses.......   40,120    60,795   127,611     110,300
                                    --------  --------  --------    --------
Interest expense, net of interest
 income............................   13,827    21,564    53,888      46,540
  Income before minority interests
   and gain and provision on real
   estate investments..............   24,282    39,036   102,220      90,000
Gain (loss) on sale of operating
 properties........................      451    10,726      (233)         18
Provision for loss on operating
 properties held for sale..........      --        --        --       (6,909)
                                    --------  --------  --------    --------
  Income before minority
   interests.......................   24,733    49,762   101,987      83,109
Minority interests.................     (505)     (464)   (2,856)       (667)
                                    --------  --------  --------    --------
  Net income.......................   24,228    49,298    99,131      82,442
Preferred unit distributions.......      --     (3,358)  (12,368)    (21,232)
                                    --------  --------  --------    --------
  Net income for common
   unitholders..................... $ 24,228  $ 45,940  $ 86,763    $ 61,209
                                    ========  ========  ========    ========
  Net income per common unit:
    Basic.......................... $   1.20  $   1.62  $   1.59    $   1.06
                                    ========  ========  ========    ========
    Diluted........................ $   1.13  $   1.58  $   1.59    $   1.06
                                    ========  ========  ========    ========

                                      At December 31,                 At
                              ---------------------------------  September 30,
                                1997        1998        1999         2000
                              ---------  ----------  ----------  -------------
                                                                  (Unaudited)
                                  (Amounts in thousands, except ratios)
Balance Sheet Data:
Real estate investments at
 cost........................ $ 679,370  $1,084,532  $2,495,935   $2,757,312
Total assets.................   683,849   1,086,437   2,530,709    2,769,629
Total debt...................   218,337     480,376     960,967    1,148,734
Partner's capital ...........   445,547     574,268   1,503,085    1,568,424
Other Data:
Cash flow provided by (used
 in):
  Operating activities....... $  34,235  $   54,004  $  141,989   $  119,178
  Investing activities.......  (154,006)   (235,679)   (211,888)    (277,140)
  Financing activities.......   127,946     182,569     105,327      139,608
EBITDA(1)....................    51,445      83,153     203,144      179,433
Debt service coverage
 ratio(2)....................       3.5         3.1         3.0          3.1
Ratio of earnings to fixed
 charges(3)..................       2.3         2.0         1.9          1.7

--------
(1) EBITDA means earnings before interest expense, taxes (excluding taxes pertaining to the brokerage operations), depreciation, amortization and minority interest. EBITDA is computed as income from operations before minority interest plus interest expense, non-recurring gains and losses from the sale of operating real estate, depreciation and amortization.
(2) Debt service coverage ratio is defined as EBITDA divided by interest expense, including amortization of deferred debt costs and preferred distributions.
(3) The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For purposes of computing these ratios, earnings have been calculated by adding cash distributions from equity investees and fixed charges (excluding capitalized interest and preferred distributions) to income before minority interest and gain on sale of real estate investments, and subtracting equity in income of investments in real estate partnerships. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of deferred debt costs and preferred distributions.

                                USE OF PROCEEDS

    The net proceeds to Regency Centers from the sale of the notes of
approximately $    million will be used to repay outstanding indebtedness under our line of credit, which currently accrues interest at a rate equal to LIBOR plus 1%. Subject to extension or renewal, our line of credit matures in March 2002.

                       REGENCY CENTERS AND REGENCY REALTY

    We acquire, own, develop and manage neighborhood shopping centers in targeted markets throughout the United States. We are the entity through which Regency Realty owns and operates its properties and through which Regency Realty intends to expand its ownership and operations of properties.

    As of September 30, 2000, Regency Realty owned, directly or indirectly, 235 properties containing approximately 27.1 million square feet of gross leasable area ("GLA"), representing an investment in real estate of approximately $2.9 billion. Regency Centers owned all but 18 of these properties, directly or indirectly, as of September 30, 2000, and these 18 properties were transferred to Regency Centers on December 31, 2000.

    We have provided certain unaudited pro forma financial information below, giving effect to these transfers as if they had taken place as of the beginning of the periods indicated below (amounts in thousands, except per unit data):

                                               Year Ended          Nine Months
                                              December 31,            Ended
                                        ------------------------- September 30,
                                         1997     1998     1999       2000
                                        ------- -------- -------- -------------
Revenues............................... $97,336 $143,296 $301,887   $260,103
Net income for common unitholders......  29,443   52,416   90,499     62,767
Net income per common unit, diluted....    1.23     1.75      .61       1.07

    As of September 30, 2000, approximately 23% of Regency Realty's GLA was located in Florida, 17% was located in California, 15% was located in Texas and 10% was located in Georgia. Our shopping centers, excluding those under development or redevelopment, were approximately 95.5% leased as of September 30, 2000.

Operating and Investment Philosophy

    Our key operating and investment objective is to create long-term shareholder value by:

  . focusing on high quality grocery-anchored neighborhood shopping centers in attractive markets;

  . maximizing the value of the portfolio through our "Retail Operating System," which incorporates research based investment strategies, value-added leasing and management systems, and customer-driven development programs; and

  . using conservative financial management and our substantial capital base to access the most cost effective capital to fund our growth.

Grocery-Anchored Strategy

    We focus our investment strategy on grocery-anchored neighborhood shopping centers that are located in infill locations or high growth corridors and are anchored by the dominant grocer in the local market. Infill locations are situated in densely populated residential communities where there are significant barriers to entry, such as zoning restrictions, growth management laws or limited availability of sites for development or expansions. We are focused on building a platform of neighborhood shopping centers anchored by dominant grocers because grocery stores provide convenience shopping for daily necessities, generate foot traffic for adjacent "side shop" tenants and should be better able to withstand adverse economic conditions. By focusing on the leading supermarket chains, we believe we can attract the best "side shop" merchants and enhance revenue potential. Approximately 90% of our grocery-anchored centers are anchored by one of the top three leading grocers in the local market. Additionally, these grocers are, on average, more productive in our centers than their overall store averages with sales per square feet in our centers more than 17% higher than the grocers' overall chain averages.

Research Driven Market Selection

    We target specific markets in the United States that offer greater growth in population, household income and employment than the national averages. In addition, we believe that we can achieve "critical mass" in these markets (defined as owning or managing 4 to 5 shopping centers) and that we can generate sustainable competitive advantages, through long-term leases to the grocery-anchor and other barriers to entry from competition. Within these markets, our research and investment staff further defines and selects submarkets and trade areas based on additional analysis of the above data. This research is used to support either the acquisition or development decision and assist in the leasing of major and local tenant space.

Retail Operating System

    Our Retail Operating System drives our value-added operating strategy. Our Retail Operating System is characterized by:

  .   proactive leasing and management;

  .   our "Premier Customer Initiative;" and

  .   a customer-driven development and redevelopment program.

Proactive leasing and management

    Our integrated approach to asset management strengthens our leasing and management efforts. Asset managers are an integral component of the acquisition and development teams. Asset managers are responsible not only for the general operations of their centers, but also for coordinating leasing efforts, thereby aligning their interests with ours. In addition, our information systems allow managers to spot future lease expirations and to proactively market and remerchandise spaces several years in advance of such expirations.

Premier Customer Initiative

    We have implemented a "Premier Customer Initiative" to enable us to profit from the platform's national and individual market strength and to enhance internal growth. The "Premier Customer Initiative" is our relationship-based operating system that focuses on national and regional retailers that are the best operators in their merchandising categories. With this customer-focused operating system that is augmented by merchandising research, we are in a unique position to continue to attract and better serve strong retailers by offering multiple leasing opportunities in centers that have the anchors and demographics that drive retail sales. Our "Premier Customer Initiative" continues to enhance our capabilities to sustain cash flow stability with higher quality tenants. As a result of this initiative, we have been able to increase the percentage of square feet leased to these better operators. The percentage leased to all "chain" tenants was over 77% as of September 30, 2000. With a larger percentage of GLA leased to these stronger national, regional and local retailers, management expects to improve the performance of the shopping centers with better credit tenants, higher sustainable occupancy, reduced downtime and lower turnover.

Customer-driven development and redevelopment program

    We conduct our development and redevelopment program in close cooperation with our major grocery customers, including Kroger, Publix, Safeway and Albertsons. We use our development capabilities to service our customers' growth needs by building or re-developing shopping centers with state of the art supermarket formats that generate higher returns for us under new long-term leases. Our developments are customer driven with an executed lease from the anchor typically in hand prior to purchase of the land. As a result of the anchor commitment and our relationship with key, side shop neighborhood retailers, a significant percentage of the GLA is pre-committed before commencement of construction.

Capital Strategy

    We intend to maintain a conservative capital structure designed to enhance access to capital on favorable terms, to allow growth through development and acquisition and to promote future earnings growth. Our organizational documents do not limit the amount of debt that we may incur; however, limitations have been established within the covenants of loan agreements related to our unsecured acquisition and development line of credit and medium-term notes. Our strategy to add shareholder value is designed to enable us to profit from the anomaly between low current pricing for public equity and the attractive private market valuations of quality neighborhood centers and to increase returns on invested capital by leveraging our core competencies. Asset optimization will enable us to recycle capital from the sale of developments at low cap rates and dispositions of properties with limited growth prospects in the private market at attractive valuations. The proceeds will be used to finance new development of shopping centers at attractive yields. We are actively pursuing strategic joint venture relationships to leverage our expertise and the quality of the operating properties and development pipeline. Value will be realized by contributing centers and selling developments to the venture at private market pricing. Joint venture structures will contribute to cost effectively financing our development program, allowing us to recognize profits from sales and expand the shopping center platform. All of these actions are expected to lead to higher returns on our invested capital.

Security Capital-USRealty / Security Capital Group Alliance

    In June 1996, Regency Realty entered into a strategic alliance with Security Capital Holdings, S.A. (together with its parent company, Security Capital U.S. Realty, "SC-USRealty"). As a result of such alliance, SC-USRealty became Regency Realty's principal stockholder. In addition to SC-USRealty's initial investment in 1996, SC-USRealty has participated in subsequent Regency Realty equity issuances pursuant to participation rights. SC-USRealty beneficially owned approximately 54% of Regency Realty's common stock as of September 30, 2000, including options and convertible securities on a fully diluted basis. SC-USRealty's stockholders agreement with Regency Realty, which includes provisions limiting SC-USRealty's stock ownership during a standstill period, gives SC-USRealty the right to own up to 60% of Regency Realty's common stock on a fully diluted basis.

    In connection with its investment, SC-USRealty has the right to nominate up to 49% of Regency Realty's board of directors. Historically SC-USRealty has nominated two directors.

    In September 2000, Security Capital Group and SC-USRealty announced that they had entered into a definitive agreement to combine the two businesses. Regency Realty's board has consented to the transfer of Regency stock held by SC-USRealty to Security Capital Group. In exchange for allowing this transfer, Regency Realty obtained an 18-month extension to its original five-year standstill agreement with SC-USRealty. The expiration of the standstill agreement has been extended from July 2001 to January 2003. A key provision in the standstill agreement is that any reduction in Security Capital's position in the company requires notice to Regency Realty to give it an opportunity to buy the shares proposed to be sold by Security Capital.

                                   PROPERTIES

    Our properties as of September 30, 2000 are summarized below by state:

Location                                  # Properties(1)    GLA     % Leased(2)
--------                                  --------------- ---------- -----------
Florida..................................        52        6,268,882    91.3%
California...............................        38        4,661,349    87.7
Texas....................................        32        4,089,891    89.3
Georgia..................................        27        2,729,150    93.6
Ohio.....................................        12        1,706,295    93.0
North Carolina...........................        13        1,302,751    96.6
Washington...............................        10        1,180,009    94.3
Colorado.................................        10          897,788    95.2
Oregon...................................         8          738,460    89.7
Alabama..................................         5          516,062    97.9
Arizona..................................         6          454,574    77.5
Tennessee................................         4          423,326    99.6
Missouri.................................         2          369,045    66.3
Kentucky.................................         2          304,347    90.7
Virginia.................................         3          297,965    83.6
Michigan.................................         3          251,212    89.5
Delaware.................................         1          228,169    98.6
Mississippi..............................         2          185,061    97.7
Illinois.................................         1          178,601    86.4
South Carolina...........................         2          162,056    98.2
New Jersey...............................         1           88,867    85.1
Wyoming..................................         1           87,771    76.0
                                                ---       ----------    -----
  Total..................................       235       27,121,631    90.8%
                                                ===       ==========    =====

--------
(1) Includes 18 properties owned by Regency Realty as of September 30, 2000 which were transferred to Regency Centers on December 31, 2000.
(2) Includes 44 properties under development or redevelopment. If these centers were excluded, the shopping centers would be 95.5% leased as of September 30, 2000.

    The following table summarizes the largest tenant leases of our shopping centers as of September 30, 2000, based upon percentage of annual base rent exceeding 1% of total base rent.

                                          % of                        % of
                                     Regency Centers Total Base  Regency Centers
Tenant                        GLA       Owned GLA       Rent        Base Rent
------                     --------- --------------- ----------- ---------------
Kroger.................... 3,327,181      12.3%      $30,359,391      11.1%
Safeway................... 1,481,454       5.5        13,360,531       4.9
Publix.................... 1,854,387       6.8        13,218,956       4.8
Blockbuster...............   380,921       1.4         6,765,734       2.5
Albertsons................   702,097       2.6         6,301,880       2.3
Winn Dixie................   760,329       2.8         5,286,371       1.9
Hallmark..................   235,003       0.9         3,418,591       1.3
Wal-Mart..................   593,079       2.2         3,107,436       1.1
Harris Teeter.............   276,475       1.0         2,984,436       1.1

    Our leases have lease terms generally ranging from three to five years for tenant space under 5,000 square feet. Leases greater than 10,000 square feet generally have lease terms in excess of five years, mostly comprised of anchor tenants with leases generally ranging from five to 40 years. Many of the anchor leases contain provisions allowing the tenant the option of extending the term of the lease at expiration. Our leases typically provide for the monthly payment in advance of fixed minimum rentals, additional rents calculated as a percentage of the tenant's sales (in some cases), the tenant's pro rata share of real estate taxes, insurance and common area maintenance expenses and reimbursement for utility costs if not directly metered.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 2000, as adjusted to give effect to the offering and application of the net proceeds of the offering. The capitalization table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                          September 30, 2000
                                                         ---------------------
                                                                     Offering
                                                           Actual   Pro Forma
                                                         ---------- ----------
                                                            (in thousands)
Debt:
  Notes payable......................................... $  843,734 $  843,734
  Notes offered hereby..................................        --     190,000
  Unsecured line of credit(1)...........................    305,000    116,335
                                                         ---------- ----------
    Total debt..........................................  1,148,734  1,150,069
Limited partners' interest in consolidated
 partnerships...........................................      6,386      6,386
                                                         ---------- ----------
Partners' capital:
  Cumulative redeemable preferred units(2)..............    375,439    375,439
  Operating partnership units...........................  1,192,985  1,192,985
                                                         ---------- ----------
    Total partners' capital.............................  1,568,424  1,568,424
                                                         ---------- ----------
    Total capitalization................................ $2,723,544 $2,724,879
                                                         ========== ==========

--------
(1) As of January 12, 2001, the outstanding balance on our line of credit was $411 million. We intend to apply the net proceeds of the offering to repay outstanding balances under our line of credit and, after giving effect to this repayment, the outstanding balance under our line of credit is expected to be $222 million. See "Use of Proceeds".
(2) These units are redeemable at our option after they have been outstanding for at least five years.

    Giving effect to the issuance of the notes and the use of the proceeds to repay indebtedness under our line of credit, interest expense would have been
     by $    and $    for the nine months ended September 30, 2000 and the year
ended December 31, 1999, respectively.

                            DESCRIPTION OF THE NOTES

Title:                                   % Notes due

Total principal amount being issued:  $

Due date for principal:

Interest rate:                           % per annum

Date interest starts accruing:               , 2001

Interest due dates:                   Every    and

First interest due date:                     , 2001

Regular record dates for interest:          for     interest;     for
                                          interest

Form of Notes: The notes will be issued as one or more global securities, and may only be withdrawn from the depositary in the limited situations described under "Description of the Notes--Denomination, Registration, Transfer and Book-Entry Procedures--Exchanges of Book-Entry Notes for Certificated Notes" in the accompanying prospectus on page 12.

Name of Depositary: The Depository Trust Company ("DTC"). See the information under "Description of the Notes--Denomination, Registration, Transfer and Book-Entry Procedures" in the accompanying prospectus for more information about DTC's procedures.

Trading in DTC: Indirect holders trading their beneficial interests in the global securities through DTC must trade in DTC's same-day funds settlement system and pay in immediately available funds.

Redemption: We may redeem some or all of the notes at any time--that is, we may repay them early. You have no right to require us to call the notes.

Redemption Price: If we redeem the notes, we must pay you the principal amount of the notes we are redeeming, plus an amount which is intended to compensate you for the loss of interest over the term of the notes due to the early payment. This "Make-Whole Amount" is the excess of (1) the present value of the notes being redeemed and of the interest you would have received if we did not redeem the notes (exclusive of interest accrued to the redemption date) over
(2) the aggregate principal amount of notes we are redeeming. The present value is determined using a discount rate of 0.25% plus the average of the most recent published treasury rates for the maturity corresponding to the remaining time to maturity of the notes to be redeemed. In each case, we will also pay you accrued interest if we have not otherwise paid you interest through the redemption date. Notes will stop bearing interest on the redemption date, even if you do not collect your money.

    For more detailed information on the determination of the redemption price, you should read "Description of the Notes--Optional Redemption" on page 13 and "--Certain Definitions" beginning on page 17, each in the accompanying prospectus.

Redemption Notices: We will give notice to DTC of any redemption we propose to make at least 30 days, but not more than 60 days, before the redemption date. If we redeem only some of the notes, DTC's practice is to determine by lot the amount of notes to be redeemed of each of its participating institutions. Notice by DTC to these participants and by participants to "street name" holders of indirect interests in the notes will be made according to arrangements among them and may be subject to statutory or regulatory requirements.

Sinking Fund: There is no sinking fund.

Defeasance: We may defease the notes, or certain covenants of the notes, as described under "Description of the Notes--Defeasance" beginning on page 21 of the accompanying prospectus.

Certain Covenants: The notes contain various covenants, including the following limitations on our ability to incur debt. For additional information on these covenants, including definitions of the capitalized terms in this summary, see "Description of the Notes--Covenants--Limitation on Indebtedness" beginning on page 14 and "--Certain Definitions" beginning on page 17, each in the accompanying prospectus.

  . Neither Regency Centers nor any subsidiary will incur any Indebtedness if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds of such Indebtedness, the aggregate principal amount of all outstanding Indebtedness of Regency Centers and its subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of, without duplication:

     (A) Total Assets as of the end of the most recent calendar quarter and

     (B) The purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by Regency Centers or any subsidiary since the end of the most recent calendar quarter, including proceeds obtained in connection with the incurrence of the additional Indebtedness.

  . Neither Regency Centers nor any subsidiary will incur any Indebtedness secured by any encumbrance on the property of Regency Centers or any subsidiary if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds from such Indebtedness, the aggregate amount of all outstanding Indebtedness of Regency Centers and its subsidiaries on a consolidated basis which is secured by an encumbrance on property of Regency Centers or any subsidiary is greater than 40% of the sum of:

     (A) Total Assets as of the end of the most recent calendar quarter and

     (B) The purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by Regency Centers or any subsidiary since the end of the most recent calendar quarter, including proceeds obtained in connection with the incurrence of the additional Indebtedness.

  . Neither Regency Centers nor any subsidiary will incur any Indebtedness if Consolidated Income Available for Debt Service for the four consecutive fiscal quarters most recently ended prior to the date of the incurrence of the additional Indebtedness, on a pro forma basis, would be less than 1.5 times the Annual Service Charge on all Indebtedness outstanding after giving effect to the incurrence of such Indebtedness and to the application of the proceeds from such Indebtedness, calculated on the assumptions described under "Description of the Notes--Covenants--Limitation on Indebtedness" beginning on page 14 of the accompanying prospectus.

  . Regency Centers and its subsidiaries must at all times own Total Unencumbered Assets equal to at least 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of Regency Centers and its subsidiaries on a consolidated basis.

    The notes will also contain the other covenants described under "Description of the Notes--Covenants" beginning on page 14 and will be subject to the events of default described under "Description of the Notes--Events of Default" beginning on page 20, each in the accompanying prospectus.

    This section summarizes the specific financial and legal terms of the notes that are more generally described under "Description of the Notes" beginning on page 10 of the accompanying prospectus. If anything described in this section is inconsistent with the terms described under "Description of the Notes" in the accompanying prospectus, you should consider the terms here to be the ones that prevail.

                                  UNDERWRITING

    Regency Centers, Regency Realty and the underwriters named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of the notes indicated in the following table:

                                                                Principal Amount
                         Underwriters                               of Notes
                         ------------                           ----------------
Goldman, Sachs & Co............................................       $
Credit Suisse First Boston Corporation.........................
First Union Securities, Inc....................................
Chase Securities Inc...........................................
Morgan Stanley & Co. Incorporated..............................
PNC Capital Markets, Inc.......................................
Wachovia Securities, Inc.......................................
                                                                      ----
  Total........................................................       $
                                                                      ====

    Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus supplement. Any notes sold by the underwriters to securities dealers
may be sold at a discount from the initial public offering price of up to    %
of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to % of the principal amount of the notes. If all the notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

    The notes are a new issue of securities with no established trading market. Regency Centers has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

    In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater aggregate principal amount of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    Regency Centers estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $100,000.

    Regency Centers and Regency Realty have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

    In the ordinary course of business, certain of the underwriters and their affiliates have provided, and may in the future provide, investment banking and/or commercial banking services to Regency Centers and its affiliates for which they have received, and may in the future receive, customary fees.

                               VALIDITY OF NOTES

    The validity of the notes offered hereby and the guarantee will be passed upon for Regency Centers and Regency Realty by Foley & Lardner, Jacksonville, Florida. The validity of the notes offered hereby and the guarantee will be passed upon for the underwriters by Sullivan & Cromwell, New York, New York.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Regency Realty also maintains a web site at www.regencyrealty.com.

    This prospectus supplement and the accompanying prospectus are part of a registration statement we filed with the SEC. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the notes:

  . Our registration statement on Form 10 filed August 7, 1998 (Commission File No. 0-24763), as amended by our Form 10/A filed October 20, 1998, by our Form 10/A-2 filed November 25, 1998 and by our Form 10/A-3 filed January 11, 1999;

  . Our annual report on Form 10-K for the year ended December 31, 1999 (Commission File No. 0-24763);

  . Regency Realty's annual report on Form 10-K for the year ended December 31, 1999 (Commission File No. 1-12298);

  . Our quarterly reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000 (Commission File No. 0-24763);

  . Regency Realty's quarterly reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000 (Commission File No. 1-12298); and

  . Our current reports on Form 8-K filed on August 29, 2000 and December 20, 2000 (Commission File No. 0-24763).

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

               Ms. Lesley Stocker
               Shareholder Communications
               Regency Realty Corporation
               121 W. Forsyth Street
               Suite 200
               Jacksonville, FL 32202
               (904) 356-7000

    You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of these documents.

 PROSPECTUS
                                    [LOGO OF REGENCY CENTERS, L.P. APPEARS HERE]
$600,000,000
Notes

                                     Regency Centers, L.P.
                                     121 W. Forsyth Street
                                     Suite 200
                                     Jacksonville, Florida 32202
                                     (904) 356-7000

--------------------------------------------------------------------------------

Regency Centers, L.P. may offer from time to time up to $600,000,000 of unsecured notes. We will provide the amount, price and terms of the notes in a prospectus supplement.

The notes will be guaranteed by our affiliate, Regency Realty Corporation.

If any agents, underwriters or dealers are involved in the sale of the notes, we will include the names of such agents, underwriters or dealers and their commissions or discounts and the net proceeds we will receive from such sale in a prospectus supplement.

This prospectus may not be used for the sale of notes unless accompanied by a prospectus supplement.

See "Risk Factors" beginning on page 2 for a discussion of material risks which you should consider before buying notes.

--------------------------------------------------------------------------------

These notes have not been approved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

August 24, 2000

                               PROSPECTUS SUMMARY

The Issuer

Regency Centers, L.P. is a limited partnership which acquires, owns, develops and manages neighborhood shopping centers throughout the United States. We are the primary entity through which our general partner, Regency Realty Corporation, owns and operates its properties. Regency Realty is a real estate investment trust whose common stock is traded on the New York Stock Exchange.

The Guarantor

Regency Realty, our general partner and 97% owner, will unconditionally guarantee the notes.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Our general partner also maintains a web site at www.regencyrealty.com.

This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the notes:

 .  Our registration statement on Form 10 filed August 7, 1998 (Commission File
   No. 0-24763) as amended by Form 10/A filed October 20, 1998, by Form 10/A-2 filed November 25, 1998 and by Form 10/A-3 filed January 11, 1999;

 .  Our annual report on Form 10-K for the year ended December 31, 1999
   (Commission File No. 0-24763);

 . Regency Realty's annual report on Form 10-K for the year ended December 31, 1999 (Commission File No. 1-12298);

 . Our quarterly reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000 (Commission File No. 0-24763); and

 .  Regency Realty's quarterly reports on Form 10-Q for the quarters ended
   March 31, 2000 and June 30, 2000 (Commission File No. 1-12298).

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

  Ms. Lesley Stocker
  Shareholder Communications
  Regency Realty Corporation
  121 W. Forsyth Street
  Suite 200
  Jacksonville, FL 32202
  (904) 356-7000

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                  RISK FACTORS

The following contains a description of the material risks involved in owning notes.

 Our Debt Financing May Adversely
 Affect Payment of Notes


We do not expect to generate sufficient funds from operations to make balloon principal payments when due on our debt, including the notes. If we are unable to refinance our debt on acceptable terms, we might be forced to dispose of properties, which might result in losses, or to obtain financing at unfavorable terms. Either could reduce the cash flow available to meet debt service obligations. In addition, if we are unable to meet required mortgage payments, the property securing the mortgage could be foreclosed upon by the mortgagee, causing the loss of cash flow from that property to meet debt service obligations.

Neither Regency Realty's nor our organizational documents limit the amount of debt that may be incurred. Regency Realty has established a policy limiting total debt to 50% of total assets at cost and maintaining a minimum debt service coverage ratio of 2:1. The board of directors of Regency Realty may amend this policy at any time without the approval of its shareholders or our limited partners.

Unless otherwise indicated in the prospectus supplement, the indenture for the notes will permit us to incur additional debt, subject to certain limits. The degree to which we are leveraged could have important consequences to you, including the following:

 . Leverage could affect our ability to obtain additional financing in the future to repay the notes or for working capital, capital expenditures, acquisitions, development or other general corporate purposes, and

 . Leverage could make us more vulnerable to a downturn in our business or the economy generally.

Substantially all of our debt is cross-defaulted, but not cross-collateralized. Our line of credit also imposes certain covenants which limit our flexibility in obtaining other financing, such as limitations on floating rate debt and a prohibition on negative pledge agreements.

 Increased Interest Rates May
 Reduce Our Cash Flow


We are obligated on floating rate debt. If we do not eliminate our exposure to increases in interest rates through interest rate protection or cap agreements, such increases may reduce cash flow and our ability to service our debt. If interest rates increase significantly, we would consider entering into interest rate swap or cap agreements with respect to all or a portion of our remaining floating rate debt.

We are also prohibited by the terms of our unsecured line of credit from incurring other floating rate debt in excess of 25% of the gross asset value of our assets unless we obtain interest rate swaps, caps or collars which prevent the effective interest rate on the portion of such other debt in excess of 25% from increasing above 9% per year.

Although swap agreements would enable us to convert floating rate liabilities to fixed rate liabilities and cap agreements would enable us to cap our maximum interest rate, they would expose us to the risk that the counterparties to such hedge agreements may not perform, which could increase our exposure to rising interest rates. Generally, however, the counterparties to our hedging agreements would be major financial institutions. If we enter into any swap agreements in the future, decreases in interest rates would increase our interest expense as compared to the underlying floating rate debt. This could result in our making payments to unwind such agreements, such as in connection with a prepayment of the floating rate debt. Cap agreements would not protect us from increases up to the capped rate.


 Effective Subordination of Notes
 May Reduce Amounts Available for
 Payment of Notes


The notes will be unsecured. Because the holders of secured debt may foreclose on our assets securing such debt, thereby reducing the cash flow from the foreclosed property available for payment of unsecured debt, and because the holders of secured debt would have priority over unsecured creditors in the event of our liquidation, the notes will be effectively subordinated to our secured debt. The indenture for the notes permits us to enter into additional mortgages and incur secured debt provided certain conditions are met. See "Description of the Notes--Covenants". Consequently, in the event of our bankruptcy, liquidation or similar proceeding, the holders of secured debt will be entitled to proceed against their collateral, and such collateral will not be available for payment of unsecured debt, including the notes.

The guarantee of the notes by the guarantor is an unsecured obligation of the guarantor, and (1) is effectively subordinated to mortgage and other secured debt of the guarantor and (2) ranks equally with the guarantor's other unsecured and unsubordinated debt.

 Unsuccessful Development
 Activities Could Reduce Cash Flow


We intend to actively pursue development activities as opportunities arise. Development activities generally require various government and other approvals. We may not recover our investment in development projects for which approvals are not received. We will incur risks associated with any such development activities. These risks include:

 . the risk that we may abandon development opportunities and lose our investment in such developments;

 . the risk that construction costs of a project may exceed original estimates, possibly making the project unprofitable;

 .  a lack of cash flow during the construction period; and

 . the risk that occupancy rates and rents at a completed project will not be sufficient to make the project profitable.

In the case of an unsuccessful development project, our loss could exceed our investment in the project. Also, we have competitors seeking properties for development, some of which may have greater resources than we have.

If we sustain material losses due to an unsuccessful development project, our cash flow will be reduced and the creditworthiness of the notes may be adversely affected.

 Loss of Revenues from Major Tenant
 Could Reduce Our Future Cash Flow


We derive significant revenues from anchor tenants such as Kroger or Publix that occupy more than one center. We could be adversely affected by the loss of revenues in the event a major tenant:

 .  files for bankruptcy or insolvency;

 .  experiences a downturn in its business;

 .  does not renew its leases as they expire; or

 .  renews at lower rental rates.

Vacated anchor space, including space owned by the anchor, can reduce rental revenues generated by the shopping center because of the loss of the departed anchor tenant's customer drawing power. Most anchors have the right to vacate and prevent retenanting by paying rent for the balance of the lease term. If certain major tenants cease to occupy a property, then certain other tenants are entitled to terminate their leases at the property.

 We Could Be Adversely Affected by
 Poor Market Conditions Where
 Properties Are Geographically
 Concentrated


Our performance depends on the economic conditions in markets in which our properties are concentrated, including California, Florida, Georgia and Texas. Our operating results could be adversely affected if market conditions, such as an oversupply of space or a reduction in demand for real estate, in such areas become more competitive relative to other geographic areas.


 Partnership Structure May Limit
 Flexibility to Manage Assets


We are Regency Realty's primary property-owning vehicle. From time to time, we acquire properties in exchange for limited partnership interests. This acquisition structure may permit limited partners who contribute properties to us to defer some, if not all, of the income tax that they would incur if they sold the property.

Properties contributed to us may have unrealized gain attributable to the difference between the fair market value and adjusted tax basis in the properties prior to contribution. As a result, the sale of these properties could cause adverse tax consequences to the limited partners who contributed the properties.

Generally, we have no obligation to consider the tax consequences of our actions to any limited partner. However, we may acquire properties in the future subject to material restrictions on refinancing or resale designed to minimize the adverse tax consequences to the limited partners who contribute such properties. These restrictions could significantly reduce our flexibility to manage our assets by preventing us from reducing mortgage debt or selling a property when such a transaction might be in our best interest in order to reduce interest costs or dispose of an under-performing property.

 Uninsured Loss May Adversely
 Affect Our Ability to Pay Notes


We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to our properties with policy specifications and insured limits customarily carried for similar properties. We believe that the insurance carried on our properties is adequate in accordance with industry standards. There are, however, certain types of losses (such as from hurricanes, wars or earthquakes) which may be uninsurable, or the cost of insuring against such losses may not be economically justifiable. If an uninsured loss occurs, we could lose both the invested capital in and anticipated revenues from the property, and would still be obligated to repay any recourse mortgage debt on the property. In that event, our cash flow available to pay the notes could be reduced.

 Highly Leveraged Transaction or
 Change In Control May Adversely
 Affect Credit-worthiness of Notes


The indenture for the notes contains provisions that are intended to protect holders of the notes against adverse effects on the creditworthiness of the notes in the event of a highly leveraged transaction or a significant corporate transaction (such as the acquisition of securities, merger, the sale of assets or otherwise) involving us or Regency Realty. However, the indenture does not contain provisions which protect holders of notes against adverse effects of a change in control per se, such as the sale of Regency Realty stock or the election of directors of Regency Realty. Accordingly, there can be no assurance that we or Regency Realty will not enter into such a transaction and thereby adversely affect our ability to meet our obligations under the notes or Regency Realty's obligation under its guarantee. Moreover, there can be no assurance that a significant corporate transaction such as an acquisition which complies with the indenture provisions will not adversely affect the creditworthiness of the notes.

 Tax-Driven Actions by Regency
 Realty May Reduce Creditworthiness
 of Notes


We must rely upon Regency Realty as general partner to manage our affairs and business. In addition to the risks described above that relate to us, Regency Realty is subject to certain other risks that may affect its financial condition, including adverse consequences if Regency Realty fails to qualify as a real estate investment trust for federal income tax purposes. Regency Realty, as our general partner, could cause us to take actions which help Regency Realty maintain its qualification as a real estate investment trust even though such actions may adversely affect the creditworthiness of the notes. For example, Regency Realty could cause us to incur debt to enable it to fulfill the shareholder distribution requirements necessary to maintain its real estate investment trust qualification. If Regency fails to qualify as a real estate investment trust, the adverse tax consequences could also reduce its ability to satisfy its obligations under its guarantee.

 SC-USRealty Contractual
 Limitations May Adversely Impact
 Our Operations and Cash Flow


Affiliates of Security Capital Holdings S.A. and Security Capital U.S. Realty owned 34,378,236 shares of common stock of Regency Realty as of June 30, 2000, constituting 53.2% of Regency Realty's common stock outstanding on that date (including options and convertible securities on a fully diluted basis). See "--Prohibitions on Investments by Non-U.S. Investors Limit Ability to Raise Capital."

SC-USRealty is Regency Realty's single largest shareholder and has participation rights entitling it to maintain its percentage ownership of the common stock. SC-USRealty has the right to nominate the number of the directors of Regency Realty's board of directors proportionate to its ownership in Regency Realty, rounded down to the nearest whole number, but not more than 49% of the board. Although certain "standstill" provisions preclude SC-USRealty from owning more than 60% of Regency Realty common stock on a fully diluted basis and limit SC-US Realty's ability to vote its shares, SC-USRealty has substantial influence over Regency Realty's affairs. If the standstill period or any standstill extension term ends, SC-USRealty could be in a position to control the election of the board or the outcome of any corporate transaction or other matter submitted to the shareholders for approval.

Regency Realty has agreed with SC-USRealty to certain limitations on Regency Realty's operations, including restrictions relating to:

 .  incurrence of total debt exceeding 60% of the gross book value of Regency
   Realty's consolidated assets,

 .  investments in properties other than certain shopping centers,

 .  the amount of assets that it owns indirectly through other entities,

 .  the amount of assets managed by third parties,

 .  the amount of passive income produced by Regency Realty and

 .  entering into joint ventures or similar arrangements.

These restrictions, which are intended to permit SC-USRealty to comply with certain requirements of the Internal Revenue Code, and other countries' tax laws applicable to foreign investors, limit somewhat Regency Realty's flexibility to structure transactions that might otherwise be advantageous to Regency Realty or to us. Although we do not believe that these limitations will materially impair our ability to conduct our business, there can be no assurance that these limitations will not adversely affect our operations in the future, including causing a reduction in the cash flow available for payment of the notes.

 Prohibitions on Investments by
 Non-U.S. Investors Limit Ability
 to Raise Capital


Section 5.14 of Regency Realty's Articles of Incorporation invalidates any issuance or transfer of shares that would (1) result in 4.9% or more of the fair market value of Regency Realty's capital stock being held by non-U.S. persons excluding SC-USRealty, or (2) result in 50% or more of such fair market value being held by non-U.S. persons, including SC-USRealty. SC-USRealty has the right to waive any of these restrictions.

Section 5.14 of Regency's Realty's Articles of Incorporation also contains prohibitions on transfers of shares which will:

 .  preserve Regency Realty's ability to requalify as a domestically controlled
   REIT if ownership by non-U.S. persons drops below 50% by value of Regency Realty's outstanding capital stock, and

 . ensure that once Regency Realty returns to the status of a domestically controlled REIT, it will remain one unless such restrictions are waived by SC-USRealty.

The transfer restrictions summarized above will limit Regency Realty's ability to raise capital from non-U.S. persons and therefore may reduce the capital available for payment of the notes.

 We Face Competition from Numerous
 Sources


The ownership of shopping centers is highly fragmented, with less than 10% owned by real estate investment trusts. We face competition from other real estate investment trusts in the acquisition, ownership and leasing of shopping centers as well as from numerous small owners. We compete to develop shopping centers with other real estate investment trusts engaged in development activities as well as with local, regional and national real estate developers.

We compete in the acquisition of properties through proprietary research that identifies opportunities in markets with high barriers to entry and higher-than-average population growth and household income.

We seek to maximize rents per square foot by establishing relationships with supermarket chains that are first or second in their markets and leasing non-anchor space in multiple centers to national or regional tenants. We compete to develop properties by applying our proprietary research methods to identify development and leasing opportunities and by pre-leasing a significant portion of a center before beginning construction.

There can be no assurance, however, that other real estate owners or developers will not utilize similar research methods and target the same markets and anchor tenants that we target, or that such entities may successfully control these markets and tenants to our exclusion. If we cannot successfully compete in our targeted markets, our cash flow, and therefore our ability to pay the notes, may be adversely affected.

 Costs of Environmental Remediation
 Could Reduce Our Cash Flow


Under various federal, state and local laws, an owner or manager of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on such property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. The cost of any required remediation and the owner's liability therefor could exceed the value of the property and/or the aggregate assets of the owner.

We have properties that will require or are currently undergoing varying levels of environmental remediation. These remediations are not expected to have a material financial effect on us or the guarantors due to financial statement reserves and various state-regulated programs that shift the responsibility and cost for remediation to the state.

The presence of such substances, or the failure to properly remediate hazardous or toxic substances, may adversely affect our ability to sell or rent a contaminated property or borrow using such property as collateral. Any of these developments could reduce the cash flow available for payment of the notes.

                                USE OF PROCEEDS

The net proceeds from the sale of the notes will be used for general corporate purposes, which may include the repayment of outstanding indebtedness, the acquisition of shopping centers as suitable opportunities arise, the expansion and improvement of properties in our portfolio and development costs for new centers. If we use the net proceeds for another purpose, we will include that information in a prospectus supplement.

               CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges for the six months ended June 30, 2000 and the years ended December 31, 1999, 1998, 1997, 1996 and 1995 were 1.7, 1.9,
2.0, 2.3, 1.7 and 1.1, respectively.

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest and preferred distributions) to income before minority interests and gains and losses from the sale of operating properties and subtracting equity in income of investments in real estate. Fixed charges consist of interest costs (whether expensed or capitalized) and amortization of deferred debt costs and preferred distributions.

                         REGENCY REALTY AND THE ISSUER

We acquire, own, develop and manage neighborhood shopping centers in targeted markets. As a result of our formation in 1996 and the consolidation of substantially all of our neighborhood shopping centers in early 1998, we are the primary entity through which Regency Realty owns and operates its properties and through which Regency Realty intends to expand its ownership and operation of properties.

Operating and Investment Philosophy

Regency Realty's key operating and investment objective is to create long-term shareholder value by:

 . growing its high quality real estate portfolio of grocery-anchored neighborhood shopping centers in attractive infill markets;

 . maximizing the value of the portfolio through its "Retail Operating System," developed in conjunction with SC-USRealty, which incorporates research based investment strategies, value-added leasing and management systems, and customer-driven development programs; and

 . using conservative financial management and Regency Realty's substantial capital base to access the most cost effective capital to fund Regency Realty's growth.

Management believes that the key to achieving its objective is its single focus on, and growing critical mass of, quality grocery-anchored neighborhood shopping centers. In the opinion of management, our premier platform of shopping centers in targeted markets, our proprietary research capabilities, our value enhancing Retail Operating System, our cohesive and experienced management team and our access to competitively priced capital enable us to maintain a competitive advantage over other operators.

Regency Realty believes that ownership of shopping centers throughout the United States is highly fragmented, with less than 10% owned by REITs, and that many centers are held by unsophisticated and undercapitalized owners. As a result, Regency Realty believes that an opportunity exists for it to be a consolidating force in the industry. In addition, Regency Realty believes that through proprietary demographic research and targeting, its portfolio and tenant mix can be customized for and marketed to national and regional retailers, thereby producing greater sales and a value-added shopping environment for both retailer and shopper.

Grocery-Anchored Infill Strategy

We focus our investment strategy on grocery-anchored infill shopping centers. Infill locations are situated in densely populated residential communities where there are significant barriers to entry, such as zoning restrictions, growth management laws or limited availability of sites for development or expansions. We are focused on building a platform of grocery-anchored neighborhood shopping centers because grocery stores provide convenience shopping for daily necessities, generate foot traffic for adjacent "side shop" tenants and should be better able to withstand adverse economic conditions. By developing close relationships with the leading supermarket chains, we believe we can attract the best "side shop" merchants and enhance revenue potential.

Research Driven Market Selection

We have identified target markets which were selected because, in general, they offer greater growth in population, household income and employment than the national averages. In addition, we believe that we can achieve "critical mass" in these markets (defined as owning or managing four to five shopping centers) and that we can generate sustainable competitive advantages, through long-term leases to the predominant grocery-anchor and other barriers to entry from competition. Within these markets, our research staff further defines and selects submarkets and trade areas based on additional analysis of the above data. We then identify target properties and their owners (including development opportunities) within these submarkets and trade areas based on 3-mile radius demographic data and rank potential properties for purchase.

Retail Operating System

Our Retail Operating System drives our value-added operating strategy. Our Retail Operating System is characterized by:

 .  proactive leasing and management;

 .  value enhancing remerchandising initiatives;

 .  our "preferred customer initiative"; and

 .  a customer-driven development and redevelopment program.

Proactive leasing and management

Our integrated approach to property management strengthens our leasing and management efforts. Property managers are an integral component of the acquisition and integration teams. Thorough, candid tenant interviews by property managers during acquisition due diligence allow us to quickly assess both problem areas as well as opportunities for revenue enhancement prior to closing. Property managers are responsible not only for the general operations of their centers, but also for coordinating leasing efforts, thereby aligning their interests with ours. In addition, our information systems allow managers to spot future lease expirations and to proactively market and remerchandise spaces several years in advance of such expirations.

Value enhancing remerchandising initiatives

We believe that certain shopping centers underserve their customers, reducing foot traffic and negatively affecting the tenants located in the shopping center. In response, we have a remerchandising program which is directed at obtaining the optimum mix of tenants offering goods, personal services and entertainment and dining options in each of our shopping centers. By re-tenanting shopping centers with tenants that more effectively service the community, we expect to increase sales, and therefore the value of our shopping centers.

Preferred customer initiative

We have established a preferred customer initiative with dedicated personnel whose goal is to establish new and strengthen existing strategic relationships with successful retailers at the national, regional and local levels. We achieve this goal by establishing corporate relationships, negotiating standard lease forms and working with the preferred customers to match expansion plans with future availability in our shopping centers. We monitor retail trends and the operating performance of these preferred customers. Management expects the benefits of the preferred customer initiative to improve the merchandising and performance of the shopping centers, establish brand recognition among leading operators, reduce turnover of tenants and reduce vacancies. We currently have identified and are developing relationships with 75 preferred customers, including Radio Shack, GNC, Hallmark Cards, Mailboxes, Etc. and Starbucks Coffee, and continue to target additional tenants with which to establish preferred customer relationships.

Customer-driven development and redevelopment program

We conduct our development and redevelopment program in close cooperation with our major customers, including Kroger, Publix and Eckerd. We use our development capabilities to service these customer's growth needs by building or re-developing modern properties with state of the art supermarket formats that generate higher returns for us under new long-term leases. We manage our development risk by obtaining signed anchor leases prior to beginning construction.

Capital Strategy

We intend to maintain a conservative capital structure designed to enhance access to capital on favorable terms, to allow growth through development and acquisition and to promote future earnings growth. We have adopted a policy of limiting total indebtedness to 50% of total assets at cost and maintaining a minimum debt service coverage ratio of 2:1.

Under our unsecured line of credit we are required to comply with certain financial and other covenants customary with this type of unsecured financing. These financial covenants include (i) maintenance of minimum net worth, (ii) ratio of total liabilities to gross asset value, (iii) ratio of secured indebtedness to gross asset value, (iv) ratio of EBITDA to interest expense,
(v) ratio of EBITDA to debt service, preferred stock distributions and reserve for replacements, and (vi) ratio of unencumbered net operating income to interest expense on unsecured indebtedness. In addition, we may not enter into a negative pledge agreement with another lender and may not incur other floating rate debt in excess of 25% of gross asset value without interest rate protection. The line is used primarily to finance the acquisition and development of real estate, but is available for general working capital purposes.

Since Regency Realty's initial public offering in 1993, we and Regency Realty have financed our growth in part through a series of public and private offerings of Regency Realty equity and private placement of our partnership units.

SC-USRealty Alliance

In June 1996, Regency Realty entered into a strategic alliance with Security Capital Holdings, S.A. (together with its parent company, Security Capital U.S. Realty, "SC-USRealty"). As a result of such alliance, SC-USRealty became Regency Realty's principal shareholder. In addition to SC-USRealty's initial investment in 1996, SC-USRealty has participated in subsequent Regency Realty equity issuances pursuant to participation rights. SC-USRealty beneficially owned 53.2% of Regency Realty's common stock as of June 30, 2000, including options and convertible securities on a fully diluted basis. SC-USRealty's stockholders agreement with Regency Realty, which includes provisions limiting SC-USRealty's stock ownership for a specific period of time, gives SC-USRealty the right to own up to 60% of Regency Realty's common stock on a fully diluted basis. In connection with its investment, SC-USRealty has placed two of its nominees on Regency Realty's 13-member board of directors.

SC-USRealty endeavors to obtain strategic ownership positions in leading real estate operating companies in the United States. SC-USRealty's investments focus on real estate operating companies in which opportunities exist to enhance asset cash flow by combining a strategically focused asset portfolio with marketing and other strategies that meet the needs of customers. Regency Realty's relationship with SC-USRealty combines SC-USRealty's commitment to in-depth market research, tested operating systems and access to global capital with Regency Realty's market presence, operating skills and grocery-anchored real estate platform. This relationship provides Regency Realty with access to financial and strategic resources and differentiates Regency Realty from its competitors in the retail shopping center industry.

                                 THE GUARANTOR

The following provides certain material information with respect to Regency Realty, the guarantor of the notes.

Regency Realty, a Florida corporation, commenced operations as a real estate investment trust in 1993 with the completion of its initial public offering, and was the successor to the real estate business of The Regency Group, Inc. which had operated since 1963. Regency Realty is our sole general partner and approximately 97% owner as of June 30, 2000.

Regency Realty is also a guarantor of our $625 million unsecured line of credit, as well as our $100 million 7 1/8% Notes Due 2005, our $200 million 7.40% Notes Due 2004 and our $50 million 7.75% Notes Due 2009.

                            DESCRIPTION OF THE NOTES

This prospectus describes certain general terms and provisions of our notes. When we offer to sell a particular series of notes, we will describe the specific terms of those notes in a supplement to this prospectus. We will also indicate in the supplement whether the general terms described in this prospectus apply to a particular series of debt securities. Accordingly, for a description of the terms of a particular issue of notes, you should read both the applicable prospectus supplement and the following description.

The notes will be issued under an indenture, dated as of March 9, 1999, as amended or supplemented from time to time, among Regency Centers, Regency Realty and First Union National Bank, as trustee. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been incorporated by reference as an exhibit to the registration statement. You should read the indenture for provisions that may be important to you. In the summary below, we have included references to the section numbers of the indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the indenture. The indenture is governed by the Trust Indenture Act of 1939, as amended.

General

The notes will be our direct unsecured obligations. We can issue an unlimited amount of notes under the indenture in one or more series. The terms of each series of notes will be established by or pursuant to a resolution of the board of directors of our general partner or as established in the indenture. We may issue notes of one series at different times and we may issue additional notes of a series without the consent of the holders of such series.

The prospectus supplement relating to any series of notes being offered will contain the specific terms thereof, including, without limitation:

  (1) the title of the notes;

  (2) any limit on the aggregate principal amount of the notes;

  (3) the person to whom interest is payable, if other than the person in whose name the note is registered on the regular record date for such interest;

  (4) the date or dates on which the principal of the notes will be payable;

  (5) the rate or rates at which the notes will bear interest, if any, the date or dates from which interest will accrue, the dates on which interest will be payable, the regular record dates for such interest payment dates, and the basis upon which interest shall be calculated if other than a 360 day year of twelve 30 day months;

  (6) the place or places where the principal of, premium or interest on such notes will be payable, if other than our office maintained for that purpose in Jacksonville, Florida or the borough of Manhattan in New York;

  (7) the period or periods within which, the price or prices at which and the terms and conditions upon which we may redeem the notes;

  (8) any obligation we have to redeem or purchase the notes under any sinking fund or analogous provision or at the option of a holder of notes, and the dates on which and the price or prices at which we will repurchase notes at the option of holders and other terms and conditions of these repurchase obligations;

  (9) whether the amount of payments of principal of, premium or interest on such notes will be determined by reference to an index, formula or other method and the manner in which such amounts will be determined;

  (10) if other than U.S. dollars, the currency, currencies or currency units in which principal of, premium and interest on the notes will be paid;

  (11) if payments of principal of, premium or interest on the notes will be made in a currency or currency unit other than that in which the notes are stated to be payable, at our election or at the election of holders of notes, the currency or currency units which may be elected, the terms of the election and the manner for determining the amount payable upon such an election;

  (12) if other than the principal amount of the notes, the portion of the principal amount of the notes payable upon acceleration of the maturity date;

  (13) if the principal amount payable at the maturity of the notes cannot be determined prior to maturity, the amount which shall be deemed to be the principal amount of such notes prior to maturity;

  (14) whether the notes will be issued in certificated and/or book-entry form;

  (15) any additions to or changes from the terms of such notes with respect to the events of default, covenants or other terms of the indenture; and

  (16) any other terms of such notes not inconsistent with the provisions of the indenture.

The notes may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof. Special federal income tax, accounting and other considerations applicable to these notes will be described in the applicable prospectus supplement.

Denomination, Registration, Transfer and Book-Entry Procedures

Denomination

The notes of any series will be issued in denominations of $1,000 and even multiples of $1,000, unless we describe other denominations in the applicable prospectus supplement. We will only issue the notes in fully registered form, without interest coupons. We will not issue notes in bearer form.

Registration and Transfer

You may transfer or exchange the notes of any series at the office of the trustee. No service charge will be made for any transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. If we designate any transfer agent (in addition to the trustee) in the applicable prospectus supplement, we may at any time change such designation or change the location through which such transfer agent acts, except that we must maintain a transfer agent in each place of payment for such notes. We may at any time designate additional transfer agents with respect to any series of notes.

Book-Entry Procedures

Global Notes. Notes may be represented by one or more notes in global form (a "global note"). Global notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee. Each global note will be credited to the account of a direct or indirect participant in DTC as described below.

Except as set forth below, a global note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in a global note may not be exchanged for notes in certificated form except as described below under "--Exchanges of Book-Entry Notes for Certificated Notes."

Exchanges of Book-Entry Notes for Certificated Notes. A beneficial interest in a global note may not be exchanged for a note in certificated form unless (1) DTC (x) notifies us that it is unwilling or unable to continue as depositary for the global note or (y) has ceased to be a clearing agency registered under the Securities Exchange Act of 1934, and in either case we fail to appoint a successor depositary, (2) we, at our option, notify the trustee in writing that we elect to issue the notes in certificated form, (3) an event of default with respect to the notes has occurred and is continuing or (4) other circumstances have occurred that were specified for this purpose in the designation of a series of notes. In all cases, certificated notes delivered in exchange for any global note will be registered in the names and issued in the denominations requested by the depositary (in accordance with its customary procedures). Any such exchange will be effected through the DWAC System. An adjustment will be made in the records of the note registrar to reflect the decrease in the principal amount of the relevant global note.

Certain Book-Entry Procedures. DTC has indicated that it intends to follow the following operations and procedures with respect to book-entry notes. DTC may change these procedures from time to time. We are not responsible for these operations and procedures. You should contact DTC or their participants directly to discuss these matters.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. These book-entry procedures eliminate the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

DTC has advised us that, upon the issuance of a global note under its current practice, DTC credits the respective principal amounts of the beneficial interests represented by such global note to the DTC accounts of the participants through which such interests are to be held. Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees (with respect to interests of participants) and the records of participants and indirect participants (with respect to interests of persons other than participants).

AS LONG AS DTC, OR ITS NOMINEE, IS THE REGISTERED HOLDER OF A GLOBAL NOTE, DTC OR SUCH NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER AND HOLDER OF THE NOTES REPRESENTED BY SUCH GLOBAL NOTE FOR ALL PURPOSES UNDER THE INDENTURE AND THE NOTES.

Except in the limited circumstances described above under "--Exchanges of Book-Entry Notes for Certificated Notes", owners of beneficial interests in a global note may not have any portions of the global note registered in their names, will not receive physical delivery of notes in definitive form and will not be considered the owners or holders of the global note (or any note represented thereby).

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. The ability to transfer beneficial interests in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge such interest to persons that do not participate in the DTC system, or take other actions in respect of such interest, may be affected by the lack of a physical certificate.

Payments of the principal of, premium, if any, and interest on global notes will be made to DTC or its nominee as the registered owner of the global note. Neither we, the guarantor, the trustee nor our respective agents will be responsible or liable for maintaining, supervising or reviewing records relating to or payments made on account of beneficial ownership interests in global notes.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name". Such payment will be the responsibility of the participants.

Interests in a global note will trade in DTC's settlement system. Secondary market trading activity in such interests will therefore settle in immediately available funds, subject to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose DTC account interests in global notes are credited. However, if there is an event of default under the notes, the global notes will be exchanged for notes in certificated form and distributed to DTC's participants.

Although DTC has agreed to these procedures in order to facilitate transfers of beneficial ownership interests in global notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we, the guarantor, the trustee nor our respective agents are responsible for the performance by DTC, its participants or indirect participants of their obligations under the rules and procedures governing their operations.

Optional Redemption

  If indicated in the applicable prospectus supplement, we may redeem the notes at any time, at our option, in whole or in part from time to time, at a redemption price equal either to (A) the sum of (i) the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date and
(ii) the Make-Whole Amount, if any, with respect to such notes (or portion thereof) or (B) such other redemption price which is established in accordance with the indenture. ((S) 1101) We will redeem notes in accordance with the following procedures, unless different procedures are set forth in the applicable prospectus supplement.

If notice of redemption has been given and we have provided the funds for the redemption of the notes to be redeemed on the applicable redemption date, such notes will cease to bear interest on the redemption date. The only right of the holders of such note will then be to receive payment of the redemption price. ((S) 1107)

Notice of any optional redemption of any note will be given to holders between 30 and 60 days prior to the redemption date. The notice of redemption will specify, among other items, the redemption price and the principal amount of the notes held by such holder to be redeemed. ((S) 1105)

We will notify the trustee at least 60 days prior to giving notice of redemption (or a shorter period if satisfactory to the trustee) of the principal amount of notes to be redeemed and their redemption date. If less than all of the notes of any series are to be redeemed, the trustee shall select, in a manner it deems fair and appropriate, the notes to be redeemed. ((S)(S) 1103 and 1104).

All notes that we redeem in full will be canceled and may not be reissued or resold.

Sinking Fund

If indicated in the applicable prospectus supplement, we may be obligated to make mandatory sinking fund payments on the notes. Each sinking fund payment will be applied to the redemption of the applicable series of notes.

Guarantee

The guarantor will, on an unsubordinated basis, unconditionally guarantee the payment of principal of, premium, if any, and interest on each series of the notes, when the same becomes due and payable, whether at the maturity date, by declaration of acceleration, call for redemption or otherwise. If we default in the payment of the principal of, premium, if any, or interest on the notes, the guarantor will be required promptly to make such payment in full, without any action by the trustee or the holder of any notes.

The guarantee is an unsecured obligation of the guarantor and will be effectively subordinated to mortgage and other secured indebtedness of the guarantor. In the event of a guarantor insolvency, a creditor may avoid an intercorporate guarantee in its entirety under federal and state bankruptcy and fraudulent transfer law if the guarantee impaired the guarantor's financial condition and was given without receiving reasonably equivalent value in return. The indenture limits recovery under the guarantee to the highest amount that would not render the guarantee void against creditors under such laws.

The indenture provides that the guarantor may not, in a single transaction or a series of related transactions, consolidate with or merge into any other person or permit any other person to consolidate with or merge into such guarantor, unless: (1) in a transaction in which the guarantor does not survive, the successor entity is organized under the laws of the United States of America or any state thereof or the District of Columbia and, unless we or another guarantor is the successor entity, shall unconditionally assume by a supplemental indenture all of such guarantor's obligations under the indenture;
(2) immediately before and after giving effect to such transaction and treating any Indebtedness which becomes an obligation of such guarantor or a subsidiary thereof as a result of such transaction as having been incurred by such guarantor or such subsidiary thereof at the time of the transaction, no event of default with respect to the notes of any series shall have occurred and be continuing; and (3) certain other conditions are met.

The guarantee will remain in effect until the entire principal of, premium, if any, and interest on the notes of each series has been paid in full or the notes shall have been defeased and discharged as described under clause (A) under "--Defeasance".

Covenants

The indenture contains, among others, the covenants set forth below. These covenants may be modified by supplemental indenture with respect to any series of notes prior to issuance. We will describe any modifications in the applicable prospectus supplement. You should refer to the definitions beginning on page 17 when reviewing these covenants. When we refer to "Regency Centers" in this discussion, we mean Regency Centers, L.P.

Limitation on Indebtedness

Regency Centers will not, and will not permit any Subsidiary to, incur any Indebtedness, if, immediately after giving effect to the incurrence of such additional Indebtedness and the application of the proceeds of such Indebtedness, the aggregate principal amount of all outstanding Indebtedness of Regency Centers and Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (without duplication):

  (1) Total Assets as of the end of the calendar quarter covered in Regency Centers' annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, most recently filed with the trustee (or such reports of Regency Realty if filed by Regency Centers with the trustee in lieu of filing its own reports) prior to the incurrence of such additional Indebtedness; and

  (2) the purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by Regency Centers or any Subsidiary since the end of the calendar quarter, including those proceeds obtained in connection with the incurrence of the additional Indebtedness. ((S) 1008)

In addition, neither Regency Centers nor any Subsidiary may incur any Indebtedness secured by any Encumbrance upon any of the property of Regency Centers or any Subsidiary if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds of such Indebtedness, the aggregate principal amount of all outstanding Indebtedness of Regency Centers and its Subsidiaries on a consolidated basis which is secured by any Encumbrance on property of Regency Centers or any Subsidiary is greater than 40% of the sum of (without duplication):

  (1) the Total Assets of Regency Centers and its Subsidiaries as of the end of the calendar quarter covered in Regency Centers' annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, most recently filed with the trustee (or such reports of Regency Realty if filed by Regency Centers with the trustee in lieu of filing its own reports) prior to the incurrence of the additional Indebtedness; and

  (2) the purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by Regency Centers or any Subsidiary since the end of the calendar quarter, including those proceeds obtained in connection with the incurrence of the additional Indebtedness. ((S) 1008)

Regency Centers and its Subsidiaries must at all times own Total Unencumbered Assets equal to at least 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of Regency Centers and its Subsidiaries on a consolidated basis. ((S) 1008)

Regency Centers also will not, and will not permit any Subsidiary to, incur any Indebtedness if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Indebtedness is to be incurred shall have been less than 1.5 to 1, on a pro forma basis, after giving effect to the incurrence of such Indebtedness and to the application of the proceeds of such Indebtedness and calculated on the assumption that:

  (1) such Indebtedness and any other Indebtedness incurred by Regency Centers or its Subsidiaries since the first day of such four-quarter period and the application of the proceeds of such Indebtedness, including Indebtedness to refinance other Indebtedness, had occurred at the beginning of such period;

  (2) the repayment or retirement of any other Indebtedness by Regency Centers or its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period);

  (3) in the case of Acquired Indebtedness or Indebtedness incurred in connection with any acquisition since the first day of the four-quarter period, the related acquisition had occurred as of the first day of the period with appropriate adjustments with respect to the acquisition being included in the pro forma calculation; and

  (4) in the case of any acquisition or disposition by Regency Centers or any Subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment Indebtedness had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation. ((S) 1008)

For purposes of the foregoing provisions, Indebtedness is deemed to be "incurred" by Regency Centers or a Subsidiary whenever Regency Centers and its Subsidiary create, assume, guarantee or otherwise become liable for such Indebtedness.

Provision of Financial Information

Whether or not Regency Centers is subject to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 or any successor provision, Regency Centers will timely file with the Securities and Exchange Commission the annual reports, quarterly reports and other documents which Regency Centers would have been required to file with the Securities and Exchange Commission if subject to Section 13(a) or 15(d) or any successor provision. If filing such documents by Regency Centers with the Securities and Exchange Commission is not permitted, Regency Centers will, within 15 days of each required filing date, file with the trustee copies of the annual reports, quarterly reports and other documents which Regency Centers would have been required to file with the Securities and Exchange Commission and will also supply copies of such documents to any holder or prospective holder upon written request. ((S)
1010)

Existence

Except as permitted under "--Merger, Consolidation or Sale", Regency Centers and the guarantor are required to do all things necessary to preserve and keep in full force and effect their respective existence, rights and franchises. However, Regency Centers and the guarantor are not required to preserve any right or franchise if they determine that the preservation thereof is no longer desirable in the conduct of their business and that the loss of such right or franchise is not disadvantageous in any material respect to the holders of the notes. ((S) 1004)

Maintenance of Properties

Regency Centers is required to maintain and keep all properties used or useful in the conduct of its business or the business of any Subsidiary in good condition, repair and working order and supplied with all necessary equipment and to make all necessary repairs, as in the judgment of Regency Centers may be necessary so that its business may be properly and advantageously conducted at all times. However, Regency Centers is not prevented from discontinuing the operation or maintenance of any of its respective properties if such discontinuance is, in the judgment of Regency Centers, desirable in the conduct of its business or the business of any Subsidiary and not disadvantageous in any material respect to the holders of the notes. ((S)
1005)

Insurance

Regency Centers and the guarantor are required to, and to cause each of their respective subsidiaries to, keep all of their insurable properties insured against loss or damage with insurers of recognized responsibility, in commercially reasonable amounts and types. ((S) 1007)

Payment of Taxes and Other Claims

Regency Centers and the guarantor will be required to pay or discharge, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon Regency Centers, the guarantor or any subsidiary or upon the income, profits or property of Regency Centers, the guarantor or any subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of Regency Centers, the guarantor or any subsidiary. However, neither Regency Centers nor the guarantor shall be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings. ((S) 1006)

Merger, Consolidation or Sale

Regency Centers may not, in a single transaction or a series of related transactions, (1) consolidate with or merge into any other person or permit any other person to consolidate with or merge into Regency Centers, (2) directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of its assets, (3) acquire, or permit any Subsidiary to acquire Capital Stock or other ownership interests of any other person such that such person becomes a Subsidiary of Regency Centers and (4) directly or indirectly purchase, lease or otherwise acquire, or permit any Subsidiary to purchase, lease or otherwise acquire, (A) all or substantially all of the property and assets of any person as an entirety or (B) any existing business (whether existing as a separate entity, subsidiary, division, unit or otherwise) of any person, unless:

            . in a transaction in which Regency Centers does not survive or in which Regency Centers sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to Regency Centers is organized under the laws of the United States of America or any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture all of Regency Centers' obligations under the indenture;

            . immediately before and after giving effect to such transaction and treating any Indebtedness which becomes an obligation of Regency Centers or a Subsidiary as a result of such transaction as having been Incurred by Regency Centers or such Subsidiary at the time of the transaction, no event of default with respect to the notes of any series, or event that with the passing of time or the giving of notice, or both, would become an event of default with respect to the notes of any series, shall have occurred and be continuing;

            .  immediately after giving effect to such
               transaction, the Consolidated Net Worth of Regency
               Centers (or other successor entity) is equal to or greater than that of Regency Centers immediately prior to the transaction; and

            .  certain other conditions are met. ((S) 801)

Paying Agents

We have initially appointed the trustee, acting through its corporate trust office in Jacksonville, Florida, as paying agent. We may change or terminate any paying agent, or appoint additional paying agents. However, as long as any notes remain outstanding, we must maintain a paying agent and a transfer agent in Jacksonville, Florida, or the Borough of Manhattan, The City of New York. We will cause the trustee to notify the holders of notes, in the manner described under "--Notices" below, of any change or termination of any paying agent and of any changes in the specified offices.

Certain Definitions

Set forth below are certain of the defined terms used in the indenture. You should refer to the indenture for the definition of any other terms used in this prospectus for which no definition is provided. ((S) 101)

"Acquired Indebtedness" means Indebtedness of a person (i) existing at the time the person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from the person, in each case, other than

Indebtedness incurred in connection with, or in contemplation of, the person becoming a Subsidiary or that acquisition. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any person or the date the acquired person becomes a Subsidiary.

"Affiliate" of any person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such person. For the purposes of this definition, "control," when used with respect to any person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Annual Service Charge" for any period means the aggregate interest expense for the period in respect of, and the amortization during the period of any original issue discount of, Indebtedness of Regency Centers and its Subsidiaries and the amount of dividends which are payable during the period in respect of any Disqualified Stock.

"Capital Stock" means, with respect to any person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of the person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

"Consolidated Income Available for Debt Service" for any period means Earnings from Operations of Regency Centers and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest expense on Indebtedness of Regency Centers and its Subsidiaries; (ii) provision for taxes of Regency Centers and its Subsidiaries based on income; (iii) amortization of debt discount; (iv) provisions for gains and losses on properties and property depreciation and amortization; (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for the period; and (vi) amortization of deferred charges.

"Consolidated Net Worth" of any person means the consolidated equity of such person, determined on a consolidated basis in accordance with GAAP, less amounts attributable to Disqualified Stock of such person; provided that, with respect to Regency Centers, adjustments following the date of the indenture to the accounting books and records of Regency Centers in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of Regency Centers by another person shall not be given effect.

"Disqualified Stock" means, with respect to any person, any Capital Stock of the person which by the terms of that Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock), (ii) is convertible into or exchangeable or exercisable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for Capital Stock which is not Disqualified Stock or the redemption price of which may, at the option of that person, be paid in Capital Stock which is not Disqualified Stock), in each case on or prior to the stated maturity of the notes of the relevant series; provided, however, that equity interests whose holders have (or will have after the expiration of an initial holding period) the right to have such equity interests redeemed for cash in an amount determined by the value of the common stock of Regency Realty do not constitute Disqualified Stock.

"Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, extraordinary items and property valuation losses, net, as reflected in the financial statements of Regency Centers and its Subsidiaries for the period determined on a consolidated basis in accordance with GAAP.

"Encumbrance" means any mortgage, lien, charge, pledge or security interest of any kind, except any mortgage, lien, charge, pledge or security interest of any kind which secures debt of any guarantor owed to Regency Centers.

"Indebtedness" of Regency Centers or any Subsidiary means any indebtedness of Regency Centers or such Subsidiary, as applicable, whether or not contingent, in respect of (i) borrowed money or indebtedness evidenced by bonds, notes, debentures or similar instruments, (ii) borrowed money or indebtedness evidenced by bonds, notes, debentures or similar instruments secured by any Encumbrance existing on property owned by Regency Centers or any Subsidiary,
(iii) reimbursement obligations in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the amount of all obligations of Regency Centers or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock and (v) any lease of property by Regency Centers or any Subsidiary as lessee which is reflected on Regency Centers' consolidated balance sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (i) through (iv) above, that any such items (other than letters of credit) would appear as a liability on Regency Centers' consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation of Regency Centers or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Indebtedness of another person (other than Regency Centers or any Subsidiary) (it being understood that Indebtedness shall be deemed to be incurred by Regency Centers or any Subsidiary whenever Regency Centers or the Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

"Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determining by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the notes being redeemed or paid.

"Reinvestment Rate" means the percentage established by Board Resolution (or, in the absence of such Board Resolution, 0.25%) plus the arithmetic mean of the yields under the respective heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

"Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the indenture, then such other reasonably comparable index which shall be designated by Regency Centers.

"Subsidiary" means a corporation, partnership or other entity a majority of the voting power of the voting equity securities or the outstanding equity interests of which are owned, directly or indirectly, by Regency

Centers or by one or more other Subsidiaries of Regency Centers. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

"Total Assets" as of any date means the sum of (i) Undepreciated Real Estate Assets and (ii) all other assets of Regency Centers and its Subsidiaries on a consolidated basis determined in accordance with GAAP (but excluding intangibles).

"Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and (ii) all other assets of Regency Centers and its Subsidiaries not subject to an Encumbrance for borrowed money determined in accordance with GAAP (but excluding intangibles).

"Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of Regency Centers and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

"Unsecured Indebtedness" means Indebtedness which is (i) not subordinated to any other Indebtedness and (ii) not secured by any Encumbrance upon any of the properties of Regency Centers or any Subsidiary.

Events of Default

Set forth below are events of default with respect to notes of any series under the indenture. We may change, add to or take away from the events of default by supplemental indenture with respect to any series of notes prior to issuance. We will describe any such changes, additions or deletions in the applicable prospectus supplement.

  (a) we do not pay principal of or premium on any note of that series when due;

  (b) we do not pay any interest on any note of that series within 30 days of the due date;

  (c) we fail to comply with the provisions described under "--Merger, Consolidation or Sale";

  (d) we or the guarantor fail to perform any other covenant or agreement under the indenture or the notes (other than a covenant or agreement expressly included in the indenture for the benefit of another series of notes) for 60 days after we receive written notice of the default from the trustee or holders of at least 25% in aggregate principal amount of outstanding notes of that series;

  (e) we fail to make any sinking fund payment when due;

  (f) we or the guarantor default under the terms of any instrument evidencing or securing Indebtedness having an outstanding principal amount of $10.0 million individually or in the aggregate, which default results in the acceleration of the payment of such indebtedness or constitutes the failure to pay such indebtedness when due;

  (g) we or the guarantor are subject to a final judgment or judgments (not subject to appeal) in excess of $10.0 million which remains undischarged or unstayed for 60 days after the right to appeal expires;

  (h) certain events of bankruptcy, insolvency or reorganization affecting us or the guarantor occur; or

  (i) any other event of default provided with respect to the notes of that series occurs. ((S) 501)

Subject to the provisions of the indenture relating to the duties of the trustee, in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of notes of any series, unless such holders shall have offered to the trustee reasonable indemnity. ((S) 603) Subject to such indemnification provisions, the holders of a majority in aggregate principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes of that series. ((S) 512)

If an event of default (other than an event of default described in clause (h) above) shall occur and be continuing with respect to the notes of any series outstanding, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series may accelerate the maturity of the notes of that series. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided. If an event of default specified in clause (h) above occurs with respect to the notes of any series outstanding, the outstanding notes of that series will become immediately due and payable without any declaration or other act on the part of the trustee or any holder. ((S) 502) For information as to waiver of defaults, see "--Modification and Waiver".

No holder of any note of any series will have the right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless
(1) such holder shall have previously given to the trustee written notice of a continuing event of default with respect to the notes of that series; (2) holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee; (3) the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding notes of that series a direction inconsistent with such request; and (4) the trustee shall have failed to institute such proceeding within 60 days. ((S) 507) However, such limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of the principal of and premium, if any, or interest on such note on or after the respective due dates expressed in such note. ((S) 508)

We will be required to furnish to the trustee quarterly a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance. ((S) 1011)

Satisfaction and Discharge of the Indenture

The indenture will cease to be of further effect as to all outstanding notes, except as to (1) rights of registration of transfer and exchange and our right of optional redemption, (2) substitution of apparently mutilated, defaced, destroyed, lost or stolen notes, (3) rights of holders to receive payment of principal and interest on the notes, (4) rights, obligations and immunities of the trustee under the indenture and (5) rights of the holders of the notes as beneficiaries of the indenture with respect to any property deposited with the trustee payable to all or any of them, if

  (a) we have paid the principal of and interest on the notes when due; or

  (b) all outstanding notes, except lost, stolen or destroyed notes which have been replaced or paid, have been delivered to the trustee for cancellation.

Defeasance

The indenture provides that, at our option, (A) we will be discharged from all obligations in respect of any notes or (B) we may omit to comply with certain restrictive covenants and that such omission will not be an event of default under the indenture and the notes, if, in either case (A) or (B), we irrevocably deposit with the trustee, in trust, money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and premium, if any, and each installment of interest on such notes. With respect to clause (B), the obligations under the indenture other than with respect to such covenants and the events of default other than the events of default relating to such covenants shall remain in full force and effect.

Such trust may only be established if, among other things:

    (1) with respect to clause (A), we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of counsel provides that holders of such notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge to be effected with respect to such securities and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause
    (B), we have delivered to the trustee an opinion of counsel to the effect that the holders of such notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

    (2) no event of default or event that with the passing of time or the giving of notice, or both, would become an event of default with respect to any series shall have occurred or be continuing;

    (3) we have delivered to the trustee an opinion of counsel to the effect that such deposit shall not cause the trustee or the trust so created to be subject to the Investment Company Act of 1940; and

    (4) certain other customary conditions precedent are satisfied. (Article Thirteen)

Modification and Waiver

We may amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes of each series affected by such amendment. However, no amendment may, without the consent of the holder of each outstanding note affected, (a) change the stated maturity of the principal of, or any installment of principal or interest on, any note, (b) reduce the principal amount of, the premium or interest on, or the amount payable upon redemption of any note, (c) change the place or currency of payment of principal of, or premium or interest on, any note, (d) impair the right to institute suit for the enforcement of any payment on, or with respect to, any note, (e) reduce the percentage of outstanding notes necessary to amend the indenture, (f) reduce the percentage of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults, or (g) modify any provisions of the indenture relating to the amendment of the indenture or the waiver of past defaults or covenants, except as otherwise specified. ((S) 902)

We may also amend the indenture without the consent of any holders of notes to
(a) reflect a successor to us or the guarantor which is assuming our obligations, (b) add to our covenants for the benefit of the holders of any series of notes, (c) add additional events of default for the benefit of any series of notes, (d) change provisions of the indenture to the extent necessary to permit the issuance of notes in bearer or uncertificated form, registrable or not registrable as to principal, and with or without interest coupons, (e) change any provisions of the indenture so long as such change does not apply to notes outstanding at the time of the change, (f) establish the form or terms of any series of notes, (g) reflect a successor trustee or add provisions necessary for the administration of the indenture by more than one trustee, (h) secure the notes, (i) maintain the qualification of the indenture under the Trust Indenture Act, or (j) correct any ambiguous, defective or inconsistent provision of the indenture so long as such correction does not adversely affect holders of any notes in any material respect.

A supplemental indenture which changes or eliminates any covenant or other provision of the indenture which was expressly included in the indenture solely for the benefit of a particular series of notes shall be deemed not to affect the rights under the indenture of the holders of notes of any other series.

The holders of a majority in aggregate principal amount of the outstanding notes of each series, on behalf of all holders of notes of such series, may waive our compliance with certain restrictive provisions of the indenture. ((S)
1012) Subject to certain rights of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes of any series, on behalf of all holders of notes of such series, may waive any past default under the indenture, except a default in the payment of principal, premium or interest on any notes of such series. ((S) 513)

Notices

The trustee will cause all notices to the holders of the notes to be mailed by first class mail, postage prepaid to the address of each holder as it appears in the register of notes. Any notice so mailed will be conclusively presumed to have been received by the holders of the notes.

PROSPECTIVE PURCHASERS SHOULD NOTE THAT UNDER NORMAL CIRCUMSTANCES DTC WILL BE THE ONLY "HOLDER" OF THE NOTES. See "--Denomination, Registration, Transfer and Book-Entry Procedures".

Governing Law

The indenture and the notes are governed by the laws of the State of New York.

The Trustee

Except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. ((S)(S) 601 and 603)

The indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference in the indenture limit the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any affiliate. However, if it acquires any conflicting interest (as defined in the indenture or in the Trust Indenture Act of 1939), it must eliminate such conflict or resign. ((S) 608)

Subordination

We will describe the terms and conditions, if any, upon which the notes are subordinated to our other indebtedness in the applicable prospectus supplement. Such terms will include a description of the indebtedness ranking senior to such notes, the restrictions on payments to the holders of such notes while a default with respect to such senior indebtedness is continuing, the restrictions, if any, on payments to the holders of such notes following an event of default and provisions requiring holders of such notes to remit certain payments to holders of senior indebtedness.

                              PLAN OF DISTRIBUTION

We may sell the notes through underwriters or dealers, directly to one or more purchasers, or through agents. We will describe in the applicable prospectus supplement the terms of the offering of the notes, including the name or names of any underwriters, dealers or agents, the purchase price of the notes and the proceeds to us from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the notes may be listed.

If underwriters are used in the sale of the notes, underwriters may acquire the notes for their own account and may resell the notes from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The notes may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. We will name the underwriters with respect to a particular underwritten offering of notes in the prospectus supplement relating to such offering, and if an underwriting syndicate is used, we will set forth the managing underwriter or underwriters on the cover of the prospectus supplement. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters or agents to purchase the notes will be subject to certain conditions, and the underwriters will be obligated to purchase all the notes if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we utilize dealers in the sale of notes, we will sell the notes to the dealers as principals. The dealers may then resell the notes to the public at varying prices to be determined by the dealers at the time of resale. We will set forth the names of the dealers and the terms of the transaction in the applicable prospectus supplement.

We may sell notes directly or through agents which we designate from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. We will set forth the names of any agent involved in the offer or sale of the notes and any commissions payable by us to the agent in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will act on a best efforts basis for the period of its appointment.

In connection with the sale of the notes, underwriters or agents may receive compensation from us or from purchasers of notes for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the notes by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

If so indicated in the prospectus supplement, we will authorize agents, underwriters, or dealers to solicit offers from certain types of institutions to purchase notes at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

Agents, dealers, and underwriters may be entitled under agreements with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments that such agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

The notes may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the notes.

                       FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material U.S. federal income tax considerations applicable to the notes as well as a general summary of certain of the material federal income tax considerations regarding Regency Realty. To the extent that the following discussion constitutes matters of law or legal conclusions, they are based upon the opinions of Foley & Lardner. This summary is based on current law, is for general information only and is not tax advice. This discussion deals only with notes held as capital assets by initial purchasers. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of holders subject to special treatment under the federal income tax laws, including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, traders in securities who elect mark-to-market treatment, persons who own notes as part of a conversion transaction, as part of a hedging transaction or as a position in a straddle for tax purposes, persons whose functional currency is not the U.S. dollar, and persons who own 10% or more of the capital or profits interests in Regency Centers. This summary does not give a detailed discussion of any state, local, or foreign tax considerations. This summary is qualified in its entirety by the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (which change may apply retroactively).

As used in this section, the term "Regency Realty" refers to Regency Realty Corporation and all qualified subsidiaries (a wholly-owned subsidiary which is not treated as a separate entity for federal income tax purposes) but excludes Regency Realty Group, Inc. and its subsidiaries (the "Management Company") (which are treated as separate entities for federal income tax purposes, although their results are consolidated with those of Regency Realty for financial reporting purposes).

United States Holders

Payments of Interest

In the opinion of Foley & Lardner, interest on a note will be taxable to a United States holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes. A United States holder is a beneficial owner that is (1) a citizen or resident of the United States, (2) a domestic corporation, (3) an estate the income of which is subject to United States federal income tax without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Purchase, Sale and Retirement of the Notes

In the opinion of Foley & Lardner, a United States holder's tax basis in a note will generally be its cost. In the opinion of Foley & Lardner, upon the sale or retirement of a note, a United States holder will generally recognize gain or loss on the sale or retirement of a note equal to the difference between the amount realized (not including any amounts attributable to accrued and unpaid interest) and the holder's tax basis of the note. Long-term capital gain of a non-corporate United States holder is generally subject to a maximum tax rate of 20% in respect of property held for more than one year.

United States Alien Holders

For purposes of this discussion, a "United States Alien holder" is any holder of a note who is (i) a nonresident alien individual or (ii) a foreign corporation, partnership or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of income or gain from a note.

In the opinion of Foley & Lardner, under present United States federal income and estate tax law, and subject to the discussion of backup withholding below:

  (1) payments of principal and interest by Regency Centers or any of its paying agents to any holder of a note that is a United States Alien holder will not be subject to United States federal withholding tax if, in the case of interest, (a) the beneficial owner of the note does not actually or constructively own 10% or more of the capital or profits interest of Regency Centers, (b) the beneficial owner of the note is not a controlled foreign corporation that is related to Regency Centers through stock ownership, and (c) either (A) the beneficial owner of the note certifies to Regency Centers or its agent, under penalties of perjury, that it is not a United States Holder and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the note certifies to Regency Centers or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof;

  (2) a United States Alien holder of a note will generally not be subject to United States federal withholding tax on any gain realized on the sale of a note; and

  (3) a note held by an individual who at death is not a citizen or resident of the United States will not be includable in the individual's gross estate for purposes of the United States federal estate tax as a result of the individual's death if (a) the individual did not actually or constructively own 10% or more of the capital or profits interest of Regency Centers and (b) the income on the note would not have been effectively connected with a United States trade or business of the individual at the individual's death.

Backup Withholding

Each holder (other than an exempt holder such as a corporation, tax-exempt organization, qualified pension and profit-sharing trust, individual retirement account or United States Alien holder who provides certification as to status as a nonresident) will be required to provide, under penalties of perjury, a certificate providing the owner's name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. Should a nonexempt holder fail to provide the required certification, Regency Centers will be required to withhold 31 percent of the amount otherwise payable to the holder, and remit the withheld amount to the IRS as a credit against the holder's federal income tax liability.

New Withholding Regulations

Recently, the Treasury Department issued new regulations which make certain modifications to the withholding and backup withholding rules described above. The new regulations attempt to unify certification requirements and modify reliance standards. The new regulations will generally be effective for payments made after December 31, 2000, subject to certain transition rules. It is suggested that prospective investors consult their own tax advisors regarding the new regulations.

Tax Considerations Regarding Regency Realty

Regency Realty made an election to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1993. Regency Realty believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and Regency Realty intends to continue to operate in such a manner in the future. However, no assurance can be given that Regency Realty will operate in a manner so as to qualify or remain qualified as a REIT.

The following sets forth only a summary of the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders.

A REIT is defined in the Code as a corporation, trust or association:

  (1) which is managed by one or more trustees or directors;

  (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

  (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

  (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code;

  (5) the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution);

  (6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, directly or indirectly, by or for "five or fewer" individuals (as defined in the Code to include certain entities); and

  (7) which meets certain income and asset tests.

Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

Qualification as a REIT

It is the opinion of Foley & Lardner that (1) Regency Realty has qualified as a REIT for its taxable years beginning with the taxable year ended December 31, 1993; (2) Regency Realty has been organized in conformity with the requirements for qualification and taxation as a REIT and (3) Regency Realty's method of operation has enabled it and will continue to enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by Regency Realty as to factual matters including, but not limited to, those concerning its business and properties, and certain matters relating to Regency Realty's manner of operation. Foley & Lardner is not aware of any facts or circumstances that are inconsistent with these factual representations and assumptions. The qualification and taxation as a REIT depends upon Regency Realty's ability to meet, through actual annual operating results, the various income, asset, distribution, stock ownership and other tests for qualification as a REIT set forth in the Code, the results of which will not be reviewed by nor be under the control of Foley & Lardner. Accordingly, no assurance can be given that the actual results of Regency Realty's operation for any particular taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see "--Failure to Qualify."

Taxation of Regency Realty

As a REIT, Regency Realty generally is not subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from an investment in a corporation. However, Regency Realty will be subject to federal income tax in the following circumstances. First, Regency Realty will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, Regency Realty may be subject to the "corporate alternative minimum tax" on its items of tax preference. Third, if Regency Realty has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by Regency Realty by foreclosure or otherwise on default of a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax on such income at the highest corporate rate. Fourth, if Regency Realty has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if Regency Realty should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which Regency Realty fails the 75% or 95% test, multiplied by a fraction intended to reflect Regency Realty's profitability. Sixth, if Regency Realty should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if during the 10-year period (the "recognition period") beginning on the first day of the first taxable year for which Regency Realty qualified as a REIT, Regency Realty recognizes gain on the disposition of any asset held by Regency Realty as of the beginning of such recognition period, then, to the extent of the excess of (a) the fair market value of such asset as of the beginning of such recognition period over (b) Regency Realty's adjusted basis in such asset as of the beginning of such recognition period (the "built-in gain"), such gain will be subject to tax at the highest regular corporate rate. Because Regency Realty initially acquired its properties in connection with its initial public offering in fully taxable transactions, it is not anticipated that Regency Realty will own any assets with substantial built-in gain. Eighth, if Regency Realty acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in Regency Realty's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation ("carry-over basis"), and Regency Realty recognizes gain on the disposition of such asset during the recognition period beginning on the date on which such asset was acquired by Regency Realty, then, to the extent of the built-in gain, such gain will be subject to tax at the highest regular corporate rate. The result described above with respect to the recognition of built-in gain during the recognition period assumes Regency Realty will make an election in accordance with regulations issued by the Internal Revenue Service ("IRS").

In addition, the Management Company is taxed on its income at regular corporate rates.

Failure to Qualify

If Regency Realty fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, Regency Realty will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Regency Realty fails to qualify will not be deductible by Regency Realty nor will they be required to be made. Unless entitled to relief under specific statutory provisions, Regency Realty will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether Regency Realty would be entitled to such statutory relief.

                              ERISA CONSIDERATIONS

The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the prohibited transactions provisions of Section 4975 of the Code that may be relevant to a prospective purchaser. This discussion does not purport to deal with all aspects of ERISA or Section 4975 of the Code that may be relevant to particular investors in light of their particular circumstances, including plans subject to Title I of ERISA, other retirement plans and Individual Retirement Accounts ("IRAs") subject to the prohibited transaction provisions of Section 4975 of the Code, and governmental plans or church plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to the prohibited transaction provisions of Section 503 of the Code and to state law requirements.

A FIDUCIARY MAKING THE DECISION TO INVEST IN SECURITIES ON BEHALF OF A PROSPECTIVE PURCHASER WHICH IS AN EMPLOYEE BENEFIT PLAN, A TAX QUALIFIED RETIREMENT PLAN, OR AN IRA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER ERISA, SECTIONS 4975 AND 503 OF THE CODE AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP OR SALE OF THE SECURITIES BY SUCH PLAN OR IRA.

Employee Benefit Plans, Tax Qualified Retirement Plans and IRAs

Each fiduciary of a pension, profit sharing or other employee benefit plan subject to Title I of ERISA should carefully consider whether an investment in the notes is consistent with its fiduciary responsibilities under ERISA. The fiduciary must make its own determination as to whether an investment in the notes (i) is permissible under the documents governing the ERISA plan, (ii) is appropriate for the ERISA plan under the general fiduciary standards of investment prudence and diversification, taking into account the overall investment policy of the ERISA plan and the composition of the ERISA plan's investment portfolio, and (iii) would result in a nonexempt prohibited transaction under ERISA and the Code.

The fiduciary of an IRA or of a qualified retirement plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees should consider that such an IRA or non-ERISA plan may only make investments that are authorized by the appropriate governing documents and under applicable state law. The fiduciary should also consider the applicable prohibited transaction rules of Sections 4975 and 503 of the Code.

                                 LEGAL MATTERS

The validity of the notes and certain tax matters described under "Federal Income Tax Considerations" and "ERISA Considerations" will be passed upon for Regency Centers by Foley & Lardner, Jacksonville, Florida. Attorneys with Foley & Lardner representing Regency Centers with respect to this offering beneficially owned approximately 4,100 shares of common stock of Regency Realty as of the date of this prospectus.

                                    EXPERTS

The consolidated financial statements and schedule of Regency Centers, L.P. as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, and the consolidated financial statements of Regency Realty Corporation as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG LLP audits and reports on consolidated financial statements of Regency Centers and Regency Realty issued at future dates, and consents to the use of their reports thereon, such consolidated financial statements also will be incorporated by reference in the registration statement in reliance upon their reports and said authority.

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   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Disclosure Regarding Forward-Looking Statements............................  S-2
Prospectus Summary.........................................................  S-3
Use of Proceeds............................................................  S-5
Regency Centers and Regency Realty.........................................  S-5
Properties.................................................................  S-8
Capitalization ............................................................ S-10
Description of the Notes................................................... S-11
Underwriting............................................................... S-14
Validity of Notes.......................................................... S-15
Where You Can Find More Information........................................ S-15

                                  Prospectus
Prospectus Summary.........................................................    1
Where You Can Find More Information........................................    1
Risk Factors...............................................................    2
Use of Proceeds............................................................    6
Consolidated Ratios of Earnings to Fixed Charges...........................    6
Regency Realty and the Issuer..............................................    7
The Guarantor..............................................................    9
Description of the Notes...................................................   10
Plan of Distribution.......................................................   24
Federal Income Tax Considerations..........................................   25
ERISA Considerations.......................................................   29
Legal Matters..............................................................   29
Experts....................................................................   29

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                                 $

                             Regency Centers, L.P.

                               % Notes due
                         Guaranteed as to the Payment
                         of Principal and Interest by

                          Regency Realty Corporation

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                    [LOGO OF REGENCY CENTERS APPEARS HERE]

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                             Goldman, Sachs & Co.
                          Credit Suisse First Boston
                         First Union Securities, Inc.
                               J.P. Morgan & Co.
                          Morgan Stanley Dean Witter
                           PNC Capital Markets, Inc.
                           Wachovia Securities, Inc.


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